Corazon Capital V838 Monoceros Corp

222 West Merchandise Mart Plaza, Box #2982

Chicago, Illinois 60654

March 10, 2021

VIA EDGAR

Mr. Jeffrey Gabor

Office of Trade & Services

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Corazon Capital V838 Monoceros Corp Registration Statement on Form S-1 Filed on February 12, 2021 File No. 333-253054

Dear Mr. Gabor:

This letter sets forth responses of Corazon Capital V838 Monoceros Corp (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated March 8, 2021 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently submitting an amendment to the Registration Statement with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-1 filed February 12, 2021

If we seek shareholder approval of our initial business combination, our sponsor and members of our management team have agreed to vote..., page 33

1.	Staff’s Comment: We note that throughout your registration statement you state that your sponsor and each member of your management team have agreed to vote in favor of your initial business. Please expand your disclosure here and throughout your registration statement to state whether this agreement is pursuant to a letter agreement or some other written document. To the extent material and not already attached, please attach as an exhibit any such agreement(s).

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 33 and throughout the registration statement to clarify that the agreement to vote in favor of the initial business combination is made pursuant to a letter agreement that has been filed as Exhibit 10.8 to the amended Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Wayne Williams of Kirkland & Ellis LLP at (312) 862-7135.

Sincerely,

/s/ Sam Yagan
Name: Sam Yagan Title: Chief Executive Officer

Via E-mail:

cc:	Wayne Williams
Kirkland & Ellis LLP